Exhibit 3.1

AMENDMENT TO
AMENDED AND RESTATED BY-LAWS
OF
MEDGENICS, INC.

ARTICLE VI: SHARES AND THEIR TRANSFER

Section 2.
Certificates.  The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares.  Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation.